                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)



                               HOWELL CORPORATION
                                (Name of Issuer)

                         Preferred Series A Convertible
                         (Title of Class of Securities)

                                    443051206
                                 (CUSIP Number)

                        Milton Arbitrage Partners, L.L.C.
                                 56 Mason Street
                          Greenwich, Connecticut 06830

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                 October 4, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]  Rule 13d-1-(b)
           [X]  Rule 13d-1-(c)
           [ ]  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 Pages
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-------------------                                            -----------------
CUSIP No. 443051206                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Milton Arbitrage Partners, L.L.C. - 061519218
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [_]

3. SEC Use Only
                ----------------------------------------------------------------

4. Citizenship or Place of Organization: Delaware
                                        ----------------------------------------

     Number of Shares   5.   Sole Voting Power        43,600 Shares
     Beneficially                              ---------------------------------
     Owned by           6.   Shared Voting Power    0
     Each                                        -------------------------------
     Reporting          7.   Sole Dispositive Power      43,600 Shares
     Person                                         ----------------------------
     With               8.   Shared Dispositive Power   0
                                                      --------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person   43,600 Shares
                                                                ----------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                            ----------------------------------------------------

11. Percent of Class Represented by Amount in Row 9    6.3% of Preferred Stock
                                                      --------------------------

12. Type of Reporting Person (See Instructions)  OO
                                                --------------------------------


                               Page 2 of 6 Pages
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CUSIP No. 443051206


ITEM 1(a)   NAME OF ISSUER:

Howell Corporation (the "Issuer")

ITEM 1(b)   ADDRESS OF ISSUER:

1111 Fannin, Suite 1500
Houston, TX 77002

ITEM 2(a)   NAME OF PERSON FILING:

Milton Arbitrage Partners, L.L.C. ("Milton")

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

56 Mason Street
Greenwich, Connecticut 06830

ITEM 2(c)   CITIZENSHIP:

Delaware, USA

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

Preferred Series A Convertible

ITEM 2(e)   CUSIP NUMBER:

443051206

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR 13d-2(c) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, CHECK WHETHER THE FILING PERSON IS A:


                               Page 3 of 6 Pages
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CUSIP No. 443051206

a.    [ ] Broker or dealer registered under Section 15 of the Act,

b.    [ ] Bank as defined in Section 3(a)(6) of the Act,

c.    [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

d. [ ] Investment Company registered under Section 8 of the Investment Company Act,

e.    [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

f. [ ] Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d - 1(b)(1)(ii)(F),

g.    [ ] Parent Holding Company or Control Person, in accordance with Rule 13d
          - 1(b)(ii)(G); (Note: see Item 7)

h. [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.    [ ] Group, in accordance with Rule 13d - 1(b)(1)(ii)(J).

ITEM 4      OWNERSHIP:

      (a) AMOUNT BENEFICIALLY OWNED: As of October 4, 2002, 43,600 shares of the Issuer were beneficially owned by Milton on behalf of a number of private investment vehicles and managed accounts advised by Milton. Accordingly, Milton may have attributed to it, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the beneficial ownership of the aggregate amount of 43,600 shares of the Issuer.

      (b) PERCENTAGE OF CLASS: 6.3% (calculated based on 690,000 shares outstanding as of June 30, 2002, as reported in the latest Form 10-Q of the Issuer).

      (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                  43,600 Shares

            (II)  SHARED POWER TO VOTE OR DIRECT THE VOTE:

                  0


                               Page 4 of 6 Pages
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CUSIP No. 443051206


            (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  43,600 Shares


            (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                  0


ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable


ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable


ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable


ITEM 10     CERTIFICATION:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 443051206

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 7, 2002
----------------------------------
DATE


----------------------------------
SIGNATURE


James E. Buck, II, Managing Member
----------------------------------
NAME/TITLE


                               Page 6 of 6 Pages